SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Community Shores Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204046106

(CUSIP Number)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204046106	Schedule 13G/A	Page 2 of 6 Pages

1.	Name of Reporting Persons
	Daniel M. Wiersma

2.	Check the Appropriate Box if a Member of a Group
			(a) ☐
			(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
	United States of America

	5.	Sole Voting Power
Number of		41,500
Shares
Each	6.	Shared Voting Power
Beneficially		38,285
Owned by
Reporting	7.	Sole Dispositive Power
Person		41,500
With
	8.	Shared Dispositive Power
		38,285

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	79,785

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
			☐

11.	Percent of Class Represented by Amount in Row (9)
	5.4%

12.	Type of Reporting Person
	IN

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CUSIP No. 204046106	Schedule 13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Community Shores Bank Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
1030 W. Norton Avenue, Muskegon, MI 49441

Item 2(a).	Name of Person Filing:

Daniel M. Wiersma

This Schedule 13G is intended to report an aggregate beneficial ownership of 79,785 shares of common stock of which (a) 41,500 shares are owned by Oxford Capital Group of which

Mr. Daniel M. Wiersma is an officer and director and shareholder, and (b) 38,285 shares are owned by Mr. Daniel M. Wiersma in a joint account with Mrs. Betty L. Wiersma.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
2900 Charlevoix Drive, S.E., Grand Rapids, MI 49546

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
204046106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP No. 204046106	Schedule 13G/A	Page 4 of 6 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 79,785 shares of Common Stock

(b)	Percent of Class: See Line 11 of the cover sheet.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 41,500
(ii) Shared power to vote or to direct the vote: 38,285
(iii) Sole power to dispose or to direct the disposition of: 41,500
(iv) Shared power to dispose or to direct the disposition of: 38,285

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CUSIP No. 204046106	Schedule 13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

      Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                        Not applicable

Item 8.	Identification and Classification of Members of the Group.

                        Not applicable

Item 9.	Notice of Dissolution of Group.

                        Not applicable

Item 10.	Certifications.

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014

/s/ Daniel M. Wiersma
Daniel M. Wiersma, individually

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CUSIP No. 204046106	Schedule 13G/A	Page 6 of 6 Pages

EXHIBIT LIST

None

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